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                             August 4, 2022

       Jason Cardew
       Chief Financial Officer
       Lear Corporation
       21557 Telegraph Road
       Southfield, MI 48033

                                                        Re: Lear Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 10,
2022
                                                            File No. 001-11311

       Dear Mr. Cardew:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       General

   1. We note that you provided more expansive disclosure in your 2021 Sustainability
                                                        Report and on your
website than you provided in your SEC filings. Please advise us what consideration you gave
to providing the same type of climate-related disclosure in your
                                                        SEC filings as you
provided in your 2021 Sustainability Report and on your website.
       Risk Factors, page 19

   2. You disclose on page 25 that you are involved in various legal and regulatory proceedings and claims, including
environmental matters. Disclose any material litigation risks related to climate change and
explain the potential impact to the company.
 Jason Cardew
FirstName  LastNameJason Cardew
Lear Corporation
Comapany
August     NameLear Corporation
       4, 2022
August
Page 2 4, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
32

3. It appears you have identified renewable energy projects on page 5 of your Form 10-
         K. Please tell us about and quantify past and/or future capital expenditures for climate-
         related projects for each of the periods for which financial statements are presented in your Form 10-K and those planned for future periods.
4. We note your disclosure that the effects of climate change, such as extreme weather conditions, could impact your business. Please further discuss the physical effects of climate change on your operations and results, such as weather-related damages to your property or operations, and weather-related impacts on the cost or availability of insurance. Include quantitative information for each of the periods for which financial statements are presented in your most recent Form 10-K and explain whether changes are expected in future periods.
5. On page 18 of your Form 10-K you state that the costs incurred to comply with governmental regulations, including environmental regulations, have not been material.
         Tell us about and quantify any compliance costs related to climate change for the last three fiscal years.
6. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
         Provide us with quantitative information regarding your purchase or sale of carbon credits or offsets during the last three fiscal years and amounts budgeted for future periods.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at
(202) 551-3047
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Amy Doyle